SECURITI

19010655

Securities and Exchange Commission
Trading and Markets

JUN 19 2019

RECEIVED

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ANNUAL AUDITED REPORT
FORM X-17A-5 *
PART III

SEC FILE NUMBER
8- 39465

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/2018 (MM/DD/YY) AND ENDING 04/30/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J.A. Glynn Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9841 Clayton Road
(No. and Street)

Saint Louis	MO	63124
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Deborah W. Mertz — 314-997-1277 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anders Minkler Huber & Helm LLP
(Name – *if individual, state last, first, middle name*)

800 Market Street Suite 500	Saint Louis	MO	63101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Norman B. Conley III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J.A. Glynn Investments, LLC, as of April 30, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARIGOLD BLACK
Notary Public - Notary Seal
STATE OF MISSOURI
St. Louis City
My Commission Expires Dec. 21, 2019
Commission # 11459046

Signature

President & CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J.A. Glynn Investments, LLC

Statement of Financial Condition with Supplemental Information and Report of Independent Registered Public Accounting Firm

April 30, 2019

J.A. Glynn Investments, LLC

April 30, 2019

Table of Contents

ANDERS
CPAs + ADVISORS

Report of Independent Registered Public Accounting Firm

Member
J.A. Glynn Investments, LLC
St. Louis, Missouri

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of J.A. Glynn Investments, LLC as of April 30, 2019, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of J.A. Glynn Investments, LLC as of April 30, 2019, and the results of its operations for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of J.A. Glynn Investments, LLC's management. Our responsibility is to express an opinion on J.A. Glynn Investments, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to J.A. Glynn Investments, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Anders Minkler Huber & Helm LLP | 800 Market Street-Suite 500 | St. Louis, MO 63101-2501 | p (314) 655-5500 | f (314) 655-5501 | www.anderscpa.com

Supplemental Information

The Schedule I - Computation of Net Capital, Aggregate Indebtedness, and Ratio of Aggregate Indebtedness to Net Capital Under Rule 15c3-1 and Schedule II - Computation for Determination of Reserve Requirements Under Rule 15c3-3 and Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3, and the Exemption Report have been subjected to audit procedures performed in conjunction with the audit of J.A. Glynn Investments, LLC's financial statements. The supplemental information is the responsibility of J.A. Glynn Investments, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I - Computation of Net Capital, Aggregate Indebtedness, and Ratio of Aggregate Indebtedness to Net Capital Under Rule 15c3-1 and Schedule II - Computation for Determination of Reserve Requirements Under Rule 15c3-3 and Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3, and the Exemption Report are fairly stated, in all material respects, in relation to the financial statements as a whole.

Anders Minkler Huber & Helm LLP

We have served as J.A. Glynn Investments, LLC's auditor since 2004.

June 10, 2019

J.A. Glynn Investments, LLC

Statement of Financial Condition

April 30, 2019

Assets

Cash and cash equivalents	$	1,075,719
Securities owned, at fair value		246,359
Deposit with clearing organization		100,000
Receivables from affiliates		28,366
Property and equipment, net		20,882
Other assets		22,985
Total assets	$	1,494,311

Liabilities and Member's Equity

Liabilities		
Accounts payable and accrued expenses	$	98,556
Due to affiliates		9,100
Total liabilities		107,656
Commitments and contingencies		
Member's equity		1,386,655
Total liabilities and member's equity	$	1,494,311

See accompanying notes to financial statement.

J.A. Glynn Investments, LLC

Notes to Financial Statement

April 30, 2019

Note 1 - Nature of Operations and Basis of Presentation

Nature of Operations

J.A. Glynn Investments, LLC ("JAG"), a Missouri limited liability company established in March 2013, is a registered securities broker-dealer. JAG is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation.

JAG is a wholly-owned subsidiary of J.A. Glynn & Co. ("J.A. Glynn") and assumed J.A. Glynn's Securities and Exchange Commission ("SEC") broker-dealer registration, FINRA membership agreement, and operation of the broker-dealer business on May 1, 2013. JAG has an agreement with a national broker-dealer to clear certain of its proprietary and customer transactions on a fully disclosed basis. The national broker-dealer maintains a general liability insurance policy related to these clearing activities and accounts maintained with them. This agreement also requires that $100,000 of cash, securities, or combination of both, be maintained with the broker-dealer. At April 30, 2019, JAG has $100,000 included in deposit with a clearing organization relating to this requirement. The national broker-dealer also provides credit to JAG at the Cost of Funds Rate as defined in the agreement (3.51 percent at April 30, 2019), plus 1 percent. The amount of credit provided is limited based on acceptability of collateral and net capital requirements.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with the provisions of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification (the "ASC"), which is the source of authoritative, non-governmental accounting principles generally accepted in the United States of America ("GAAP"). All references to authoritative accounting guidance contained in our disclosures are based on the accounting topics within the FASB ASC.

Note 2 - Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value Measurements

JAG follows guidance issued by the FASB on fair value measurements, which establishes a framework for measuring fair value, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. This guidance applies whenever fair value is the applicable measurement. The three general valuation techniques used to measure fair value are the market approach, cost approach, and income approach. The guidance establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into Levels 1, 2, and 3.

Note 2 - Summary of Significant Accounting Policies (Continued)

Fair Value Measurements (continued)

Level 1 inputs consist of unadjusted quoted prices in active markets for identical instruments and have the highest priority. Level 2 inputs include quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, or inputs other than quoted prices that are directly or indirectly observable. Level 3 inputs are unobservable and are given the lowest priority.

Cash and Cash Equivalents

JAG considers all short-term investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

Securities

As of April 30, 2019, JAG classifies all securities owned as trading securities. Securities are recorded on a trade-date basis. Trading securities are carried at fair value with unrealized holding gains and losses included in earnings. Realized gains and losses are included in earnings and are derived using the average cost method for determining the cost of securities sold. Dividend and interest income is recognized when earned. Securities sold, not yet purchased, represent obligations of JAG to deliver the specified securities at the contracted price and, thereby, requires JAG to purchase the securities in the market at prevailing prices. JAG's liability for securities to be delivered is measured at their fair value as of the date of the financial statements.

Accounts Receivable

Receivables are uncollateralized obligations due under normal trade terms. JAG provides an allowance for doubtful accounts equal to the estimated losses that will be incurred in the collection of receivables, if any. When necessary, this estimate is based on historical experience coupled with a review of the current status of existing receivables. The allowance and associated receivables are reduced when the receivables are determined to be uncollectible. Currently, JAG considers all receivables to be fully collectible.

Concentration of Credit Risk

Financial instruments, which potentially subject JAG to concentrations of credit risk, consist principally of cash and cash equivalents, receivables, and securities owned. JAG maintains its cash primarily with one financial institution. Deposits are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. Cash and cash equivalents of approximately $1.0 million, held with a national broker-dealer, are not insured by the FDIC. JAG performs ongoing credit evaluations of its customers and maintains allowances, as needed, for potential credit losses. Although JAG is directly affected by the financial stability of its customer base, management does not believe significant credit risk exists at April 30, 2019.

Note 2 - Summary of Significant Accounting Policies (Continued)

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided for on a straight-line basis over each asset's estimated useful life as noted below:

Asset Classification	Useful Life (Years)
Computer equipment and software	3-5
Office furniture and equipment	7

Additions to property and equipment and major replacements are capitalized. Gains and losses on dispositions, maintenance, repairs and minor replacements are charged to operations as incurred.

Income Taxes

JAG is a wholly owned subsidiary of J.A. Glynn. As such, JAG follows the tax accounting of J.A. Glynn and its earnings and losses are included in the income tax returns of J.A. Glynn. Income taxes are provided based on the asset and liability method of accounting. Deferred income taxes are provided for the expected future tax consequences of temporary differences between the basis of assets and liabilities reported for financial and tax purposes.

JAG is required to evaluate tax positions taken (or expected to be taken) in the course of preparing the tax returns and recognize a tax liability if JAG has taken an uncertain tax position that more likely than not would not be sustained upon examination by the applicable taxing authorities. JAG has analyzed the tax positions taken and has concluded that as of April 30, 2019, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements.

JAG and J.A. Glynn had no examinations in progress and are not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax liabilities will significantly change in the next twelve months. At April 30, 2019, the provision for income taxes consists of current federal and state taxes. JAG and J.A. Glynn are no longer subject to U.S. federal, state and local income tax examinations by taxing authorities for years before fiscal year 2015.

If applicable, JAG recognizes interest and penalties related to unrecognized tax liabilities in the statement of operations.

J.A. Glynn Investments, LLC

Notes to Financial Statement

April 30, 2019

Note 2 - Summary of Significant Accounting Policies (Continued)

Recently Issued Accounting Pronouncements

In May 2014, FASB issued an accounting standards update ("ASU") on a comprehensive new revenue recognition standard that will supersede Accounting Standards Codification 605, Revenue Recognition. The ASU creates a framework under which an entity will allocate the transaction price to separate performance obligations and recognize revenue when each performance obligation is satisfied. Under the ASU, entities will be required to use judgment and make estimates, including identifying performance obligations in a contract, estimating the amount of variable consideration to include in the transaction price, allocating the transaction price to each separate performance obligation, and determining when an entity satisfies its performance obligations. The ASU allows for either "full retrospective" adoption, meaning that the standard is applied to all of the periods presented with a cumulative catch-up as of the earliest period presented, or "modified retrospective" adoption, meaning the standard is applied only to the most current period presented in the financial statements with a cumulative catch-up as of the current period. The standard is effective for annual reporting periods beginning after December 15, 2017. The Company has implemented this ASU and there was no adjustment necessary to the financial statements The standard will be implemented on a modified retrospective basis.

Note 3 - Securities

The following table sets forth by level, within the fair value hierarchy, JAG's assets and liabilities measured at fair value on a recurring basis as of April 30, 2019:

Assets	Level 1	Level 2	Level 3	Total
Common Stocks:				
Financial	$ 86,600	$ -	$ -	$ 86,600
Healthcare	4,736	-	-	4,736
Information technology	123	-	-	123
Industrial	41,661	-	-	41,661
Total common stocks	133,120	-	-	133,120
Corporate debt	-	113,239	-	113,239
	$ 133,120	$ 113,239	$ -	$ 246,359

The following is a description of the valuation methodologies used for financial instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy:

Where quoted prices are available in an active market, securities are classified in Level 1 of the valuation hierarchy. Level 1 securities include exchange-traded mutual funds, stock warrants, and other equity securities for which there are unadjusted quoted prices in active markets.

Note 3 - Securities (Continued)

Securities are classified in Level 2 of the valuation hierarchy based on inputs, other than unadjusted quoted market prices included in Level 1, that are directly or indirectly observable. JAG may estimate the value of such instruments using a combination of observed transaction prices, independent pricing services, and relevant broker quotes. Consideration is given to the nature of the quotes and the relationship of recently evidenced market activity to the prices provided from independent pricing services. JAG may also use pricing models or discounted cash flows. Securities within this category consist primarily of corporate debt obligations.

In cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within Level 3 of the valuation hierarchy. The Company holds no Level 3 securities as of April 30, 2019 or 2018.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while JAG believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date. There have been no changes in the methodologies used during the year ended April 30, 2019.

Note 4 - Property and Equipment

Property and equipment at April 30, 2019 consists of the following:

Furniture and fixture	$ 21,453
Software	9,585
	31,038
Less accumulated depreciation	(10,156)
Property and equipment, net	$ 20,882

Note 5 - Revenue from Contracts with Customers

Significant judgements

Revenue from contracts with customers includes commission income and service fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Note 5 - Revenue from Contracts with Customers (Continued)

Commissions

Brokerage commissions - JAG buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, JAG charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). JAG believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Distribution fees - The Company enters into arrangements with managed accounts or other pooled investment vehicles ("funds") to distribute shares to investors. JAG may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. JAG believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the JAG's influence, the JAG does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Service fees from affiliate

JAG provides advisory services, trade execution, and other services on a daily basis to customers of its' affiliate, JAG Capital Management, LLC ("JAG CAP"). JAG believes the performance obligation for providing these services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by JAG. Fee arrangements are based on a percentage applied to the JAG CAP's customer's assets under management. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Note 6 - Related Party Transactions

A portion of the office lease is allocated to JAG. J.A. Glynn leases the office space from the majority stockholder of J.A. Glynn. Certain other costs associated with the office space, including, but not limited to, taxes, insurance, maintenance, repairs, restoration, and utilities are allocated to JAG using an appropriate allocation methodology. JAG also pays J.A. Glynn for its portion of income taxes. The amount owed to J.A. Glynn at April 30, 2019 was $168. Lease expense included in occupancy and equipment expense totaled $30,532 for the year ended April 30, 2019.

JAG CAP is an affiliated investment advisor. JAG CAP pays JAG for services related to a wrap program and other related services and owed JAG $28,366 at April 30, 2019. JAG owed JAG CAP $8,932 at April 30, 2019 for payroll related expenses, which is included in accounts payable and accrued expenses in the statement of financial condition. JAG is allocated its share of certain operating expenses and pays an administrative fee to J.A. Glynn. Administrative fees are four percent of allocated expenses and include payroll, rent, and other operating expenses and are allocated on a per employee basis. Allocations have been based primarily on actual time spent by the employees with respect to each entity. JAG believes that such allocation methods are reasonable. Administrative fees for the year ended April 30, 2019 totaled $24,204.

Note 7 - Net Capital Requirements

JAG is subject to the U.S. Securities and Exchange Commission (the "SEC") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital of $100,000 and requires that the ratio of aggregate indebtedness to regulatory net capital shall not exceed 15 to 1. At April 30, 2019, JAG had regulatory net capital of $1,276,235 and its ratio of aggregate indebtedness to net capital was .08 to 1.

Note 8 - Retirement Plan

J.A. Glynn maintains a contributory retirement savings plan under Section 401(k) of the Internal Revenue Code covering substantially all employees who meet certain eligibility requirements. Allocated employer contributions for JAG totaled $2,267 for the year ended April 30, 2019.

Note 9 - Risk Associated with Financial Instruments

In the normal course of business, JAG's customer and clearing agent activities involve the execution and settlement of various customer security transactions. These activities may expose JAG to certain risks in the event the customer or other broker is unable to fulfill its contracted obligations and JAG must purchase or sell the financial instrument underlying the contract at a loss. JAG does not anticipate nonperformance by customers or its clearing broker in the above situations. In addition, JAG has a policy of reviewing, as considered necessary, the credit standing of the customers, the clearing broker, and financial institutions with which it conducts business.

Note 10 - Commitments and Contingencies

In the normal course of business, JAG is subject to various claims, legal actions, and disputes. JAG provides for losses, if any, in the year in which they can be reasonably estimated. Management does not believe that there are any such matters outstanding that would have a material effect on the accompanying financial statements.

J.A. Glynn Investments, LLC

Notes to Financial Statement

April 30, 2019

Note 11 - Subsequent Events

Management has evaluated subsequent events through June 10, 2019, which was the date that the financial statements were available to be issued, and has determined that there are no subsequent events to be reported.

J.A. Glynn Investments, LLC

Schedule I – Computation of Net Capital, Aggregate Indebtedness, and Ratio of Aggregate Indebtedness to Net Capital Under Rule 15c3-1

April 30, 2019

Total member's equity	$	1,386,655
Less non-allowable assets:		
Receivables from affiliates		28,366
Property and equipment, net		20,882
Other assets		22,985
Total non-allowable assets		72,233
Net capital before haircuts on securities positions		1,314,422
Haircuts on trading securities pursuant to Rule 15c3-1		38,187
Net capital	$	1,276,235
Aggregate indebtedness:		
Accounts payable and accrued expenses	$	98,556
Due to affiliates		9,100
Total aggregate indebtedness	$	107,656
Computation of Basic Net Capital Requirement		
Minimum dollar net capital requirement	$	100,000
Excess net capital	$	1,176,235
Ratio of aggregate indebtedness to net capital		.08 to 1

There are no differences between the audited Computation of Net Capital above and JAG's corresponding computation in the unaudited Part IIA FOCUS Report.

See independent auditors' report

J.A. Glynn Investments, LLC

Schedule II – Computation for Determination of Reserve
Requirements Under Rule 15c3-3 and
Schedule III – Information Relating to Possession or Control
Requirements Under Rule 15c3-3

April 30, 2019

The Company is exempt from Rule 15c3-3 as it relates to computing reserve requirements and possession and control requirements under the provision of Rule 15c3-3(k)(2)(ii), therefore these schedules have not been included.